Exhibit 99.1

Cenovus reaches agreement to sell interest in

Weyburn asset for $940 million

Calgary, Alberta (November 13, 2017) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) has entered into an agreement to sell its majority interest in the Weyburn carbon-dioxide enhanced oil recovery operation in Saskatchewan for cash proceeds of $940 million. The sale is expected to close in the fourth quarter of 2017, subject to customary closing conditions.

The previously announced sale of Cenovus’s Pelican Lake assets closed on September 29, 2017 and the company still anticipates the previously announced sales of its Palliser and Suffield assets to close later this year.

“We’re pleased with the progress we’ve made in delivering on our divestiture plan to optimize our portfolio and deleverage the company’s balance sheet,” said Alex Pourbaix, Cenovus President & Chief Executive Officer. “Net proceeds from the Weyburn asset sale, combined with the other three divestitures announced earlier this fall, will position us to retire the entire $3.6 billion bridge facility associated with the ConocoPhillips asset purchase by the end of 2017.”

The company is focused on using cash flow from its operations and asset sale proceeds to achieve its target of being below two times net debt to adjusted earnings before interest, taxes, depreciation and amortization (EBITDA).

TD Securities Inc. acted as exclusive financial advisor to Cenovus on the Weyburn transaction.

Transaction summary
Gross proceeds ($ million)[1]	940
Current production (BOE/d) [2]	~11,500
Liquids (%)	100
Year-to-date operating margin ($ millions) [1,3]	106
Price per flowing barrel ($ per BOE/d) [1]	81,700

1 All dollar amounts are in Canadian currency unless otherwise specified.

[2]	Current production above reflects Cenovus’s production net of third party burdens other than Crown royalties. Gross production includes production associated with a net profits interest and Gross Overriding Royalties held by third parties and is 14,800 BOE/d.
[3]	Year-to-date as of September 30, 2017. Operating margin is an additional subtotal. For more information, refer to the Non-GAAP Measures and Additional Subtotal section of the Advisory below.

ADVISORY

Oil and Gas Information

Barrels of Oil Equivalent – Natural gas volumes have been converted to barrels of oil equivalent (BOE) on the basis of six thousand cubic feet (Mcf) to one barrel (bbl). BOE may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil compared with natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is not an accurate reflection of value.

Non-GAAP Measures and Additional Subtotal

This release contains references to net debt to adjusted EBITDA, which is a non-GAAP measure and operating margin, which is an additional subtotal found in Note 1 of the Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2017. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS). Readers should not consider these measures in isolation or as a substitute for analysis of the company’s results as reported under IFRS. These measures are defined differently by different companies and therefore are not comparable to similar measures presented by other issuers. For definitions and more information on these and other non-GAAP measures and additional subtotals, refer to “Non-GAAP Measures and Additional Subtotals” in the Advisory section of Cenovus’s Third Quarter Report for the period ended September 30, 2017 (“Third Quarter Report”) (available on SEDAR at sedar.com, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995, about our current expectations, estimates and projections about the future, based on certain assumptions made by us in light of our experience and perception of historical trends. Although Cenovus believes that the expectations represented by such forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking information as actual results may differ materially from those expressed or implied. Cenovus undertakes no obligation to update or revise any forward-looking information except as required by law.

Forward-looking information in this news release is identified by words such as “expect”, “focus”, “plan”, “position”, “will” or similar expressions and includes suggestions of future outcomes, including statements about: expected timeline for closing of the transaction; the company’s divestiture plan and anticipated outcomes, including expected timelines and milestones; expected impacts of the Weyburn transaction to Cenovus; expected use of proceeds from the Weyburn and other asset sales transactions, including expected timelines and milestones for retirement of the bridge facility; expected timing of closing the Palliser and Suffield asset sales; the company’s target net debt to adjusted EBITDA and focus on using cash flow from its operations and asset sale proceeds to achieve such target.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. Material factors or assumptions on which the forward-looking information in this news release is based include: assumptions disclosed in Cenovus’s current guidance, available at cenovus.com; successful closing of the Weyburn and other asset sales transactions, including obtaining necessary regulatory and partner approvals and satisfaction of all other conditions to closing and within expected timelines; application of asset sale proceeds against outstanding debt in the manner as intended; and other risks and uncertainties described from time to time in the filings Cenovus makes with securities regulatory authorities. Additional information about the material risk factors that could cause Cenovus’s actual results to differ materially from those expressed or implied by its forward-looking statements is contained under “Risk Factors” in Cenovus’s Annual Information Form (AIF) or Form 40-F for the period ended December 31, 2016 and in the updates in the “Risk Management” section of Cenovus’s Management’s Discussion and Analysis in Cenovus’s Third Quarter Report.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta, British Columbia and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Vice-President, Investor Relations & Corporate Development 403-766-5883 Steven Murray Manager, Investor Relations 403-766-3382	Media Sonja Franklin Senior Media Advisor 403-766-7264 Media Relations general line 403-766-7751

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